Filed Pursuant to Rule 424(b)(3)
Registration No. 333-181777

KBS LEGACY PARTNERS APARTMENT REIT, INC.
SUPPLEMENT NO. 5 DATED MAY 14, 2013
TO THE PROSPECTUS DATED MARCH 8, 2013

This document supplements, and should be read in conjunction with, the prospectus of KBS Legacy Partners Apartment REIT, Inc. dated March 8, 2013, as supplemented by supplement no. 1 dated April 10, 2013, supplement no. 2 dated April 23, 2013, supplement no. 3 dated May 8, 2013 and supplement no. 4 dated May 14, 2013. As used herein, the terms “we,” “our” and “us” refer to KBS Legacy Partners Apartment REIT, Inc. and, as required by context, KBS Legacy Partners Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the execution of an agreement to purchase a 305-unit apartment complex located on approximately 32.9 acres of land in Greenville, South Carolina.
Probable Real Estate Investment
Millennium Apartment Homes
On May 10, 2013, we, through an indirect wholly owned subsidiary, entered into a purchase and sale agreement with Millennium Property LL, LLC (the “Seller”) to purchase an apartment complex containing 305 apartment units located on approximately 32.9 acres of land in Greenville, South Carolina (“Millennium Apartment Homes”).  The Seller is not affiliated with us or our advisors. In connection with our assumption of the purchase and sale agreement, we made deposits of a total of$1.0 million. Pursuant to the purchase and sale agreement, we would be obligated to purchase Millennium Apartment Homes only after satisfaction of agreed upon closing conditions. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition without legal excuse, we may forfeit up to $1.0 million of earnest money.
The purchase price of Millennium Apartment Homes is approximately $33.6 million plus closing costs. We intend to fund the purchase of Millennium Apartment Homes with proceeds from a mortgage loan from an unaffiliated lender and proceeds from our public offerings.
Millennium Apartment Homes is located in Greenville, South Carolina and consists of 305 apartment units, encompassing 303,131 rentable square feet. Millennium Apartment Homes was constructed in 2009, and is currently 94% occupied. The current aggregate annual effective base rent for the tenants of Millennium Apartment Homes is approximately $3.2 million.
The average occupancy rate for Millennium Apartment Homes during each of the last five years was as follows:

Year	Average Occupancy Rate
2008	N/A	(1)
2009	N/A	(1)
2010	N/A	(1)
2011	94%
2012	94%
_____________________
(1) Information for 2008, 2009 and 2010 is not available.

The average effective monthly rental rate per unit for each of the last five years for Millennium Apartment Homes was as follows:

Year	Average Effective Monthly Rental Rate per Unit
2008	$	N/A	(1)
2009		N/A	(1)
2010		N/A	(1)
2011		874
2012		913
_____________________
(1) Information for 2008, 2009, 2010 is not available.
We calculate average effective monthly rental rate per unit as the monthly contractual base rental income, net of free rent, divided by the average units leased.
We believe that Millennium Apartment Homes is suitable for its intended purpose and adequately insured, and we do not intend to make significant renovations or improvements to Millennium Apartment Homes. For the year ended December 31, 2012, Millennium Apartment Homes recorded $0.4 million of property tax expense related to the 2012 property tax year.

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